  Exhibit 99.1

High Tide Executes Binding Subscription Agreements for $15 Million in Subordinated Debt

Five-Year Debt Financing Provides More Fuel to Continue Growing While Remaining Free Cash Flow Positive

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated August 31, 2023 to its short form base shelf prospectus dated August 3, 2023

CALGARY, AB, June 13, 2024 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that it has entered into binding subscription agreements with arm's length institutional credit providers (together, the "Lenders") for aggregate gross proceeds of $15 million in a subordinated debt financing (the "Financing").

"I am very excited to announce that we have signed definitive agreements for an aggregate of $15 million in debt financing, plus a $10 million accordion feature. We have discussed publicly how we believe we are underleveraged, with our gross debt representing less than one times our 12-month trailing Adjusted EBITDA1, and could stand to benefit from obtaining more debt to continue fueling our rapid store expansion across Canada," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"I believe we have found the sweet spot with this financing, which demonstrates how we prudently manage our balance sheet. We have secured a commitment for $15 million in debt, of which $5 million will not be drawn for several months. By structuring the financing this way, we have secured the additional funds, but avoid paying interest on the remaining $5 million until drawn, as we don't require the funds imminently given our strategic growth plans and strong free cash flow profile. Further, this financing includes a $10 million accordion feature, which we may pursue should it make sense to do so. Given the turbulence in the cannabis retail landscape in Canada, with several of our peers having recently filed for creditor protection, this financing is yet another sign that the market believes in the strength of our business and the creditworthiness of our Company. On that front, I look forward to sharing more with the release of our Q2 2024 results after the close of markets today, and on our earnings conference call tomorrow morning," added Mr. Grover.

FINANCING DETAILS

Pursuant to the Financing, the Company will complete an offering of $1,000 principal subordinate secured debentures of the Company (each, a "Debenture") for aggregate gross proceeds of $15,000,000 at a price of $900 per Debenture, representing a 10% original issue discount. The Debentures will mature on the date that is 60 months from the date of issuance and shall bear interest at a fixed rate of 12% per annum on drawn amounts, payable quarterly.

Pursuant to the terms of the subscription agreements, the funds will be drawn in two tranches: (i) $10,000,000 at closing (the "Initial Tranche") and (ii) $5,000,000 in November 2024 (the "Final Tranche"). The Final Tranche, until drawn, will be subject to a 1% per annum standby fee.

On closing of the Initial Tranche, the Company will issue to each Lender their pro rata share of an aggregate of 230,760 common shares in the capital of the Company ("Common Shares") at a deemed price of $3.47 per Common Share, representing the 10-day volume weighted average price of the Common Shares on the TSX Venture Exchange ("TSXV") ending on June 11, 2024.

It is anticipated that the Debentures will be governed by the terms and conditions of a debenture trust indenture to be entered into by the Company and Olympia Trust Company, in its capacity as trustee and collateral agent. The Company will reserve the right to redeem the Debentures at any time prior to maturity, in whole or in part, upon sixty days' notice and payment of certain penalties. The obligations under the Debentures will be collaterally secured by general security and guarantee agreements from the Company and certain subsidiaries of the Company and will rank in second position to the Company's existing senior lender.

The Company plans to use the proceeds from the Financing to repay the remaining balance of its outstanding convertible debentures (currently less than $1,000,000) and will use the remaining proceeds for ongoing development of the Company's business model and general working capital purposes.

The Financing is expected to close on or prior to June 30, 2024, and is subject to certain conditions including, but not limited to, the receipt of certain closing deliverables, the satisfaction of certain conditions precedent and the receipt of all necessary regulatory and stock exchange approvals, including the approval of the TSXV.

Echelon Capital Markets is acting as financial advisor to High Tide in connection with facilitating the Financing.

All Debentures and Common Shares issued pursuant to the Financing will be subject to a statutory hold period of four months plus one day from the date of issuance in accordance with applicable securities legislation in Canada and restrictions on resale in the United States with applicable U.S. restrictive legends as required pursuant to the United States Securities Act of 1933, as amended (the "U.S. Securities Act").

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction, nor shall there be any offer or sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The offer and sale of the securities has not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold in the United States or to United States persons absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant and is the second-largest cannabis retailer in North America by store count2. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest non-franchised cannabis retail chain in Canada, with 172 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in North America.

Retail Innovation: Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup.

E-commerce Platforms: High Tide operates a suite of leading accessory sites across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

Brands: High Tide's industry-leading and consumer-facing brand roster includes Queen of Bud, Cabana Cannabis Co, Daily High Club, Vodka Glass, Puff Puff Pass, Dopezilla, Atomik, Silipipe, Evolution and more.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in 2021, 2022 and 2023 by the Globe and Mail's Report on Business Magazine, and was named as one of the top 10 performing diversified industries stocks in both the 2022 and 2024 TSX Venture 50. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the expected size of the Financing, the aggregate amount of total proceeds that the Company will receive, the closing date of the Financing and the satisfaction of conditions precedent to the Financing, including receipt of all necessary regulatory and stock exchanges, the entering of the debenture trust indenture on the terms indicated herein, the Company's expected use of proceeds from the Financing, and the listing of Common Shares offered in the Financing. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

1 Adjusted EBITDA is a non-IFRS financial measure.
2 As reported by ATB Capital Markets based on store counts as of February 8, 2024

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc., omar@hightideinc.com, 403-770-3080, Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 13-JUN-24